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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2003


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                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)


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             [Indicate by check mark whether the registrant files or
          will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                    ---            ---


  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.]

                                 Yes     No   X
                                     ---     ---

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2003

                                   MITSUBISHI TOKYO FINANCIAL GROUP, INC.



                                   By: /S/  Atsushi Inamura
                                      -------------------------------------
                                   Name: Atsushi Inamura
                                   Title: Chief Manager, General Affairs
                                          Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.


           Liquidation of Dutchess Turnpike Realty Holding Corporation

Tokyo, July 29, 2003 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) announced today that The Bank of Tokyo-Mitsubishi, Ltd. (BTM), a consolidated subsidiary of MTFG, has decided to liquidate Dutchess Turnpike Realty Holding Corporation.
Dutchess Turnpike Realty Holding Corporation is a consolidated subsidiary of BTM's wholly-owned subsidiary, The Bank of Tokyo-Mitsubishi Trust Company (BTM Trust).

1. Outline of Dutchess Turnpike Realty Holding Corporation

   (1) Address:              1251 Ave. of the Americas, New York, NY 10020-1104
   (2) Managing Director:    Patrick Reidy
   (3) Capital:              US dollars 0
   (4) Business:             Real Estate Management

2. Reason for Liquidation

   Dutchess Turnpike Realty Holding Corporation is a special purpose company established in order to own real estate collateral of BTM Trust. As the collateral has been disposed of it has been decided that Dutchess Turnpike Realty Holding Corporation will be liquidated.

3. Timing of liquidation

   Liquidation is expected by the end of September 2003.

4. Impact on MTFG's business forecast

   This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.

                                      * * *

For further information, please contact:
Seiji Itai
Chief Manager
Corporate Communications Office
Tel.: 81-3-3240-8136